SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.

Publicly Traded Company
Tax Payer # 02.558.124/0001 -12

MATERIAL FACT

Embratel Participações S.A. (“Embrapar”), in compliance with the provisions of paragraph 4 of article 157 of Law #6.404/76 and to CVM Instruction #358/02, communicates to its shareholders and to the public in general that, after the approval by the Telecommunication Regulatory Agency – Anatel (Agência Nacional de Telecomunicações) and the implementation of precedent conditions, the management of its subsidiary Empresa Brasileira de Telecomunicações S.A. (“Embratel”) concluded the transaction of share purchase and sale agreement (“Purchase and Sale Agreement”) with Portugal Telecom do Brasil S.A. (“PT Brasil”), where PT Brasil transfers to Embratel the total amount of shares that represent 100% (one hundred percent) of the capital of Primesys Soluções Empresariais S.A. (“Primesys”), and all the rights resulting from and pertaining to those shares. This acquisition will enable Embratel to expand its activities, aiming not only to increase its operations in areas where it already has a consolidated presence, but also to expand in other segments of the telecommunications market in Brazil, specially in higher value added services, such as net integration and outsourcing.

For more information and details about this acquisition, see the company’s website www.embratel.com.br/ir.

Rio de Janeiro, November 25th, 2005

EMBRATEL PARTICIPAÇÕES S.A.
ISAAC BERENSZTEJN
INVESTOR RELATIONS DIRECTOR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.